dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

August 30, 2022

BY EDGAR

Mr. Ameen Hamady

Ms. Kristi Marrone

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Technology Group, Inc. VI

Form 10-K for the year ended December 31, 2021

Filed March 30, 2022

File No. 001-40864

Dear Mr. Hamady and Ms. Marrone:

We set forth below the response of dMY Technology Group, Inc. VI (“Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 26, 2022 with respect to the Company’s Form 10-K for the year ended December 31, 2021, File No. 001-40864, filed with the Commission on March 30, 2022.

We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment.

Form 10-K for the year ended December 31, 2021

General

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With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: Our sponsor, dMY Sponsor VI, LLC, is not, is not controlled by, and does not have substantial ties with a non-U.S. person.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Niccolo de Masi
Niccolo de Masi
Chief Executive Officer and Director

cc:	Harry L. You

dMY Technology Group, Inc. III

Kyle E. Harris

James E. Langston

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

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